Mail Stop 4561

February 10, 2009

Peter Lamoureux
President
1100 North 4th Street, Suite 143
Fairfield, Iowa 52556

> **Re: The Everest Fund LP**
> **Item 4.01, Form 8-K**
> **Filed February 6, 2009**
> **File No. 000-17555**

Dear Mr. Lamoureux:

We have reviewed your response letter dated February 7, 2009, and have the following additional comment.

Form 8-K, Item 4.01

1. We have read and considered your response to our comment. We note that the company registered its limited partnership interests pursuant to Section 12(g) of the Securities Exchange Act. Even though the registration pursuant to Section 12(g) may have been voluntarily, once registered you must comply with the Exchange Act's reporting requirements. Therefore it continues to remain unclear of how the company complied with Section 102 of the Sarbanes-Oxley Act of 2002, which prohibits accounting firms that are not registered with the PCAOB from preparing or issuing audit reports on U.S. public companies and from participating in such audits. Please advise.

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As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your responses on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comment.

You may contact me at (202) 551-3498 if you have any other questions.

Sincerely,

Yolanda Crittendon
Staff Accountant